JOHN W. KAPPLES Vice President and Secretary

January 12, 2011

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Covidien plc

Preliminary Proxy Statement on Schedule 14A

Filed December 7, 2010

File No. 001-33259

Dear Mr. Mancuso:

Thank you for your comment letter dated January 4, 2011 (the “Comment Letter”). Set forth below is the response of Covidien plc (the “Company”) to the Staff’s comments based on its review of Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed December 22, 2010 (File No. 001-33259). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) incorporating the revisions described herein. For the convenience of the Staff, three (3) copies of the Proxy Statement, which has been marked to show the changes from Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed December 22, 2010, are also being delivered to Mr. Geoffrey Kruczek via overnight delivery.

1.	We note your response to prior comment 1, in which you state your belief that the cash-out proposal is not a tender offer. This belief is based in part on the fact that the “right of exception” is required by Irish law and on the related proposition that the company is not making an offer to security holders by means of the cash-out proposal. We do not believe that the impetus for including the right of exception is material to the analysis or impacts the conclusion that you are making an offer to security holders. Accordingly, please provide further legal authority for your belief that the cash-out proposal is not a tender offer, or, if you are attempting to rely on Rule 13e-4(h)(5), specifically address the applicability of that exemption in your response.

Response: As discussed with the Staff, we have revised this proposal to provide for a consolidation and subdivision of the type described in our response to the Staff’s prior comment letter, which does not include a right of exception. The proposal contemplates a one-for-one hundred (1-for-100) consolidation of the ordinary shares of the Company (the “Reverse Split”) followed immediately by a one hundred-for-one (100-for-1) subdivision of the ordinary shares of the Company (the “Forward Split”). However, shareholders of record will not be entitled to receive any fractional shares as a result of the Reverse Split; instead, the fractional shares to which shareholders of record would otherwise be entitled will be aggregated and at the prevailing prices sold on the open market and shareholders of record will receive a cash payment in lieu of fractional shares based on the proceeds of such sale. For examples of reverse/forward split transactions involving an aggregation and sale feature, see Neenah Paper, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (Feb. 12, 2008); Raytheon Co., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (April 25, 2001); NCR Corp., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (March 3, 1999). We refer to the Reverse Split, the Forward Split and the related cash payments in lieu of fractional shares, collectively, as the “Reverse/Forward Split.”

15 Hampshire Street	508-452-4378 [T]
Mansfield, MA	508-261-8544 [F]
02048

Mr. Russell Mancuso

January 12, 2011

As a result of the Reverse/Forward Split, each shareholder of record owning shares in a record account with less than 100 shares would receive a cash payment and would no longer hold shares in that record account. In addition, if any shareholder of record has a record account with a number of shares that is more than 100 and is not evenly divisible by 100, the number of shares in such record account effectively will be rounded down to the nearest 100 and the shareholder will receive a cash payment for the balance of the shares not evenly divisible by 100.

As noted above, the Reverse/Forward Split does not include any right of exception. Accordingly, we believe that the Reverse/Forward Split is similar to a typical reverse/forward split in this respect and therefore does not constitute a tender offer subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Proposal Three, page 63

2.	Please clarify the how long you can wait to determine when you will exercise the redemption right if shareholders approve the proposal. For example, could you exercise the right several years after the approval?

Response: As reflected in the Proxy Statement, if approved, the Reverse/Forward Split will take effect at 8:00 pm Eastern time on March 18, 2011. The Company would not have any ability to defer or abandon the Reverse/Forward Split.

3.	We note your disclosure on page 70 that you may issue a press release if you cancel a redemption notice. Please clarify whether you may then issue another redemption notice at some future date. After you address this comment and the comment above, we may have further comments regarding your response to prior comment 2.

Response: As reflected in the Proxy Statement, if approved, the Reverse/Forward Split will take effect at 8:00 pm Eastern time on March 18, 2011. The Company would not have any ability to defer or abandon the Reverse/Forward Split.

* * * * * * *

In addition, the Company acknowledges that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 508-452-4378; James Cole, Jr. of Wachtell, Lipton, Rosen & Katz at 212-403-1375; or Victor Goldfeld of Wachtell, Lipton, Rosen & Katz at 212-403-1005, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ John W. Kapples

John W. Kapples

Vice President and Secretary

cc:	Mr. Geoffrey Kruczek

Attorney

Division of Corporation Finance

Facsimile No. (703) 813-6985